Exhibit 99.3

Lufax Holding Ltd

陸 金 所 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING

TO BE HELD ON THURSDAY, MAY 30, 2024

I/We(Note 1)                                                   of(Note 1)                                                     being the registered holder(s) of(Note 2)             shares of US$0.00001 each in the capital of Lufax Holding Ltd (the “Company”) hereby appoint(Note 3)                                          of(Note 3)                                                    or failing him/her, the chairman of the annual general meeting (the “Annual General Meeting”) as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting to be held at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China on Thursday, May 30, 2024 at 10:00 a.m. Hong Kong time, and at any adjournment thereof for the purpose of considering and, if thought fit, passing with or without modification, the resolutions as set out in the notice of the Annual General Meeting and to vote on my/our behalf as hereunder indicated or, if no such indication is given, as my/our proxy thinks fit. My/our proxy will also be entitled to vote on any matters properly put to the Annual General Meeting in such manner as he/she thinks fit.

Ordinary Resolutions(Note 4)		For(Note 5)	Against(Note 5)
1	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2023 and the reports of the directors (“Directors”, each a “Director”) and auditor thereon.
2	To declare and approve payment of a special dividend of US$1.21 per Share or US$2.42 per ADS out of the Share Premium Account under reserves of the Company.
3	(a) To re-elect Mr. Yong Suk CHO as an Executive Director.
(b) To re-elect Mr. Yonglin XIE as a Non-executive Director.
(c) To re-elect Mr. Weidong LI as an Independent non-executive Director.
(d) To authorise the board of Directors (the “Board”) to fix the remuneration of the Directors.
4	To re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2024.

Dated this day of , 2024	Signature(s)(Note 6):

Notes:

1.	Full name(s) and address(es) shall be inserted in BLOCK CAPITALS.

2.

Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted this form of proxy will be deemed to relate to all shares in the capital of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.

3.

Full name(s) and address(es) shall be inserted in BLOCK CAPITALS. If not completed, the chairman of the meeting will act as your proxy. If any proxy other than the chairman of the meeting is preferred, please strike out the words “the chairman of the Annual General Meeting” and insert the name and address of the proxy desired in the space provided. Any shareholder of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint any number of proxies (who must be individuals) to attend and vote instead of him. A proxy need not be a shareholder of the Company.

4.	The above description of the resolutions is by way of summary only. The full text appears in the notice of the Annual General Meeting.

5.

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK (✔) THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK (✔) THE BOX MARKED “AGAINST”. Failure to tick a box will entitle your proxy to cast your vote at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.

6.

This form of proxy must be signed by you or your attorney duly authorized in writing. In case of a corporation, the same must be either under its common seal or under the hand of an officer or attorney duly authorized. Any alteration made to this form of proxy must be initialled by the person who signs it.

7.

In the case of joint holders of any share, any one of such persons may vote at the Annual General Meeting, either personally or by proxy, in respect of such share as if he/she were solely entitled thereto. However, if more than one of such joint holders be present at the Annual General Meeting personally or by proxy, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose seniority shall be determined as that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share.

8.

In order to be valid, this form of proxy must be completed, signed and deposited to the Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy thereof), not less than 48 hours before the time for holding the meeting (i.e. not later than 10:00 a.m. on May 28, 2024). The completion and return of the form of proxy shall not preclude shareholders of the Company from attending and voting in person at the above meeting (or any adjourned meeting thereof) if they so wish, and in such event, the form of proxy shall be deemed to be revoked.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the Annual General Meeting of the Company (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer and other services to us for use in connection with the Purposes and to such parties who are authorised by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to Tricor Investor Services Limited at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong for the attention of Data Privacy Officer.